Exhibit 99.1
AMENDED AND RESTATED
OUTFRONT MEDIA EXCESS 401(K) PLAN

Section 1. Establishment and Purpose of the Plan.
The Company adopted the Plan (as amended and restated, effective May 1, 2025) to benefit the employees of the Employer. The purpose of the Plan is to provide means by which Eligible Employees may, in certain circumstances, elect to defer receipt of a portion of their Compensation earned with respect to service to the Company and its Subsidiaries from and after January 1, 2014 and to assume the liabilities of the CBS Transferred Participants under the CBS Plans with respect to periods prior to January 1, 2014. The Plan also provides that the Company will, in certain instances, credit the Account of a Participant with an Employer Match. The Plan is intended to comply with Section 409A of the Internal Revenue Code.

Section 2. Definitions.
The following words and phrases as used in the Plan have the following meanings:

2.1    The term “401(k) Plan” means the OUTFRONT Media 401(k) Plan, as amended from time to time, and any successor plan thereto.

2.2    The term “Account” means an unfunded liability of the Employer in the name of each Participant. For avoidance of doubt, the term “Account” shall refer to the Participant’s entire benefit payable under the terms of the Plan unless a provision refers specifically to any Sub-Account as described in Section 7.

2.3    The term “Annual Payments” is defined in Section 7.1(c)(i).

2.4    The term “Board” means the Board of Directors of the Company.

2.5    The term “CBS” means CBS Corporation, a Delaware corporation.

2.6    The term “CBS Plans” means the CBS Excess 401(k) Plan and the CBS Bonus Deferral Plan as in effect on December 31, 2013.

2.7    The term “CBS Transferred Participant” means a participant in a CBS Plan as of December 31, 2013 who (a) was employed by CBS or one of its Subsidiaries on December 31, 2013 and who continued employment with the Company and its Subsidiaries on January 1, 2014; or (b) terminated employment with CBS or one of its Subsidiaries prior to January 1, 2014 and whose last employment with CBS and its Subsidiaries prior to January 1, 2014 was reflected in CBS’s records as having been with the businesses which make up the Company Business.

2.8    The term “Code” means the Internal Revenue Code of 1986, as amended, and any regulations and other guidance of general applicability promulgated thereunder.

2.9    The term “Committee” means the Board or a committee appointed by the Board to administer the Plan; provided, however, that in the event that the Board is not also serving as the Committee, the Board, in its discretion, may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan, and all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to the Board for such purpose.
2.10    The term “Company” means OUTFRONT Media Inc. and any successor thereto.

2.11    The term “Company Business” means (a) the Company’s businesses as described in its Registration Statement on Form S-11 (Registration No. 333-189643), as amended through December 31, 2013, and (b) any other business or operation that is primarily related to such operating segment, including, without limitation, any terminated, divested or discontinued businesses or operations that at the time of such termination, divestiture or discontinuation was primarily related to the Company Business described in clause (a) above.

2.12    The term “Compensation” means an Eligible Employee’s W-2 wages for services rendered to an Employer paid during such Employer’s payroll period, including all elective contributions made on behalf of an Eligible Employee either to a “qualified cash or deferred arrangement” (as defined under Code Section 401(k) and applicable regulations), a “cafeteria plan” (as defined under Code Section 125 and applicable regulations), or a “qualified transportation fringe” (as defined under Code Section 132(f) and applicable regulations) maintained by an Employer, but excluding (a) any annual bonus or annual cash incentive, (b) deferred compensation, (c) cash bonuses under the Company’s long-term incentive plans, (d) taxable fringe benefits (cash and noncash), (e) Code Section 911 foreign earned income – US citizens or residents living abroad, (f) taxable medical or disability payments, (g) nondeductible moving expenses, (h) non-statutory stock option taxable at grant, (i) non-statutory stock option taxable at exercise, (j) includible income pursuant to a Code Section 83(b) election, (k) Code Section 83 stock or property which is substantially vested, (l) includible income pursuant to the settlement of restricted share units or other awards not previously described which were granted under the Company’s long-term incentive plans, (m) taxable “excess” group term life insurance, (n) contributions to unfunded nonqualified plans – year actually or constructively received, (o) contributions to funded nonqualified plans – year no longer subject to substantial risk of forfeiture, and (p) distributions from unfunded nonqualified plans paid during employee’s employment.

2.13    The term “Deferral Election” is defined in Section 3.2(a).

2.14    The term “Deferred” means that an amount is considered to be deferred within the meaning of Treasury Regulations sections 1.409A-6(a)(2) and 1.409A-6(a)(3).

2.15    The term “Disability” or “Disabled” means that a Participant (a) has been determined to be disabled by the Social Security Administration, or (b) is receiving benefits under the provisions of the long-term disability plan covering such Participant that is sponsored by or participated in by the Participant’s Employer.

2.16    [Reserved.]

2.17    The term “Election Agreement” is defined in Section 3.2(c).

2.18    The term “Election Filing Date” means, except as provided in Section 3.2(b), the date not later than the December 31st immediately preceding the first day of the applicable calendar year for which a particular Deferral Election is made.

2.19    The term “Eligible Employee” means an employee of an Employer (a) for whom the sum of (i) the rate of annual base salary for a particular year and (ii) actual commissions received for the prior year, equals or is greater than the annual compensation limit in effect under Code Section 401(a)(17) (as adjusted from time to time); (b) who is designated by the Committee as an employee who is eligible to participate in the Plan; and (c) who is notified in writing (including by email or other electronic means) by the Company that he or she is eligible to participate in the Plan. If an employee becomes an Eligible Employee with respect to any calendar year, such employee shall remain an Eligible Employee for all future calendar years; provided, however, that the Committee may terminate such employee’s eligibility for the Plan with respect to a calendar year if his or her annual base salary as of January l of such calendar year is anticipated to be less than the amount in clause (a) in effect for the calendar year in which such employee initially became an Eligible Employee.

2.20    The term “Employer” means the Company and, unless otherwise determined by the Board, each of the Company’s Subsidiaries that permit its Eligible Employees to participate in the Plan.

2.21    The term “Employer Match” means the amounts credited to a Participant’s Account pursuant to Section 4.1 with respect to the Participant’s Excess Salary Reduction Contributions.

2.22    The term “Excess Salary Reduction Contributions” means the portion of a Participant’s Compensation that is earned during a calendar year after such Participant has reached any Limitation and that he or she elects to defer under the terms of the Plan.

2.23    The term “Grandfathered Deferrals” means, with respect to any Participant, those amounts Deferred by the Participant prior to January 1, 2005 under the CBS Plans (or any predecessor deferred compensation plan thereto), with earnings and losses attributable thereto, as determined in accordance with Code Section 409A.

2.24    The term “Grandfathered Deferrals Sub-Account” means that portion of a Participant’s Account that consists of the Grandfathered Deferrals.

2.25    The term “Investment Options” means the investment funds available to participants in the 401(k) Plan, excluding any self-directed brokerage account.

2.26    The term “Limitation” means the limitation on (a) contributions to defined contribution plans under Code Section 415(c), (b) compensation taken into account under Code

Section 401(a)(17), or (c) elective deferrals under Code Section 401(k)(3) and Code Section 402(g).

2.27    The term “Participant” means (a) an Eligible Employee who elects to participate and make Excess Salary Reduction Contributions to the Plan with respect to Compensation earned and paid from and after January 1, 2014 or (b) an individual who otherwise has an Account under the Plan, including the CBS Transferred Participants.

2.28    The term “Payment Election” is defined in Section 7.1(b).

2.29    The term “Payment Option” means the time and form of payment options available for the payment of an Account as described in Section 7.1.

2.30    The term “Plan” means the OUTFRONT Media Excess 401(k) Plan, as amended from time to time.

2.31    The term “Post-2004 Deferrals” means, with respect to any Participant, those amounts Deferred by the Participant on or after January 1, 2005, with earnings and losses attributable thereto, as determined in accordance with Code Section 409A.

2.32    The term “Post-2004 Deferrals Sub-Account” means that portion of a Participant’s Account that consists of the Post-2004 Deferrals.

2.33    The term “Separation from Service” means the condition that exists when a Participant and the Employer reasonably anticipate that no further services will be performed after a certain date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) would permanently decrease to no more than 20% of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Employer if the Participant has been providing services to the Employer for less than 36 months). For purposes of this Section 2.33, for periods during which a Participant is on a paid bona fide leave of absence and has not otherwise experienced a Separation from Service, the Participant is treated as providing bona fide services at the level equal to the level of services that the Participant would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which a Participant is on an unpaid bona fide leave of absence and has not otherwise experienced a Separation from Service are disregarded for purposes of this Section 2.33 (including for purposes of determining the applicable 36-month (or shorter) period). For purposes of this Section 2.33, and notwithstanding Section 2.20, the “Employer” shall be considered to include all members of the controlled group of corporations, trades or businesses which includes the Company; provided, however, that in applying Code Section 414(b), the phrase “at least 50 percent” shall be substituted for “at least 80 percent”; and in applying Code Section 414(c), the phrase “at least 50 percent” shall be used instead of the phrase “at least 80 percent.” Separation from Service shall be determined on the basis of the modifications described in Treasury Regulation Section 1.409A-1(h)(3) (or any successor regulation)) as defined in Code Section 409A.

2.34    The term “Subsidiary” means a corporation or other entity with respect to which the Company or CBS, as the context requires, owns or controls, directly or indirectly, more than 50% of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable voting power).

2.35    The term “Unforeseeable Emergency” means an event that results in severe financial hardship to a Participant resulting from (a) an illness or accident of the Participant or his or her spouse, dependent (as defined in Code Section 152, without regard to Code Sections 152(b)(1), (b)(2), and (d)(1)(B)), or beneficiary, (b) loss of the Participant’s property due to casualty, or (c) other similar extraordinary circumstances arising due to results beyond the control of the Participant. This Section 2.35 shall be interpreted in a manner consistent with Code Section 409A and applicable provisions of the Treasury Regulations.

2.36    The term “Valuation Date” means each business day of the Plan year that the New York Stock Exchange is open.

Section 3. Participation.

3.1    Designation of Eligible Employees. All employees of an Employer who were participants in the CBS Plans immediately prior to January 1, 2014 will remain Eligible Employees to the extent actively employed by (or on an approved leave of absence from) an Employer on such date, subject to Section 2.19. Beginning January 1, 2014, the Committee will from time to time designate, in its discretion, those additional employees who satisfy the terms of Section 2.19 as eligible to participate in the Plan.

3.2    Election to Participate. (a) To participate in the Plan for a calendar year, an Eligible Employee must make an annual election (a “Deferral Election”) to defer receipt of a specified portion of his or her Compensation for services rendered during such calendar year (“Excess Salary Reduction Contributions”) in accordance with this Section 3. Subject to Section 3.2(b)(ii), such Deferral Election must be made not later than the Election Filing Date and shall be effective and irrevocable as of the Election Filing Date. An Eligible Employee’s entitlement to make Excess Salary Reduction Contributions shall cease with respect to the calendar year following the calendar year in which he or she ceases to be an Eligible Employee.

(b)    Notwithstanding the foregoing:

(i)    With respect to any Eligible Employee with an Account under the Plan, such Eligible Employee shall be eligible to make a Deferral Election for any calendar year (including 2014) only by making an election in accordance with Section 3.2(a) above.

(ii)    An employee who first becomes an Eligible Employee during the course of a calendar year beginning on or after January 1, 2014 shall make a Deferral Election within 30 days following the date the employee first becomes an Eligible Employee, provided that such employee has not already become eligible to participate in any other account balance plan of the Employer that is required to be aggregated with the

Plan under Code Section 409A. Such Deferral Election shall be effective on the date made and shall be effective with regard to Compensation earned during the portion of the calendar year following the filing of the Deferral Election with the Committee, as determined pursuant to the pro-ration method permitted under Code Section 409A. If an Eligible Employee is a participant in another account balance plan that is required to be aggregated with the Plan under Code Section 409A when he or she first becomes eligible to participate in the Plan, such Eligible Employee shall be eligible to make a Deferral Election for the calendar year immediately following the calendar year of his or her initial eligibility by making an election in accordance with Section 3.2(a) above.
(c)    All Deferral Elections shall be made on a written or electronic form acceptable to the Committee (an “Election Agreement”) and shall specify the percentage of a Participant’s Compensation that is to be deferred under the Plan during the applicable calendar year. Election Agreements must be submitted to the Committee by the applicable Election Filing Date in order to be effective.

(d)    All Participants are required to make a Deferral Election for each calendar year. If an Eligible Employee fails to make a Deferral Election for a given calendar year, the Eligible Employee shall not be entitled to participate in the Plan during that calendar year. Such Eligible Employee may resume participation in the Plan by completing and filing with the Committee a new Deferral Election by the Election Filing Date for the succeeding calendar year(s).

3.3    Amount of Elections. Each Deferral Election filed by an Eligible Employee must specify the amount of Excess Salary Reduction Contributions in a whole percentage between 1% and 15% of the Eligible Employee’s Compensation.

3.4    Manner of Deferral. A Participant’s Excess Salary Reduction Contributions may be taken from the Participant’s Compensation ratably during the applicable calendar year or in any other manner determined by the Committee, provided that such Excess Salary Reduction Contributions during the calendar year shall, in the aggregate, reflect the Participant’s Deferral Election.

Section 4. Employer Match.

4.1    Matching Contributions.

(a)    An Employer Match calculated using the same formula that is used to credit matching contributions under the 401(k) Plan will be credited to a Participant’s Account with respect to the eligible portion of Excess Salary Reduction Contributions to which an Employer Match has not previously been credited. Unless otherwise determined by the Committee, the eligible portion of a Participant’s Excess Salary Reduction Contributions shall be limited to 5% of such Excess Salary Reduction Contributions.

(b)    The eligible portion of such Participant’s Excess Salary Reduction Contributions shall be based on Compensation up to an annual maximum amount of $750,000.

4.2    Manner of Deferral. The Employer Match under Section 4.1 may be credited on a pay-period basis or in any other manner determined by the Committee, provided that such Employer Match during the calendar year shall, in the aggregate, reflect the correct amount determined under Section 4.1.

Section 5. Vesting.

A Participant shall always be 100% vested in amounts credited to his or her Account hereunder, other than amounts attributable to an Employer Match. A Participant’s Employer Match (and earnings and losses thereon) will become vested according to the following schedule:

Years of Vesting Service	Vesting %
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

For purposes of this Section 5, a Participant’s “Years of Vesting Service” will be determined in accordance with the provisions of the 401(k) Plan.

Regardless of a Participant’s Years of Vesting Service, such Participant will become 100% vested in the Employer Match (and earnings or losses thereon) upon reaching age 65, upon death or upon Disability while an active employee with the Company or a Subsidiary.

Section 6.    Individual Accounts.

6.1    Creation of Accounts. The Company will establish and maintain on its books a reserve Account in the name of each Participant. Each Participant’s Account will be credited with the amount of the Participant’s Excess Salary Reduction Contributions (and earnings and losses thereon) and Employer Match (and earnings and losses thereon), if any, made in all calendar years. A Participant’s Account will be divided into the following Sub-Accounts: (a) a Grandfathered Deferrals Sub-Account for the Participant’s Grandfathered Deferrals (and earnings and losses thereon), if any, and (b) a Post-2004 Deferrals Sub-Account for the Participant’s Post-2004 Deferrals (and earnings and losses thereon), if any.

6.2    Investments.

(a)    A Participant may select from a list of notional Investment Options how the balance of his or her Account will be invested. If no selection is made, the Participant’s Account will be notionally invested in the “qualified default investment alternative” (within the meaning of the 401(k) Plan) in effect from time to time. Earnings and losses received on the Participant’s notional investments will be credited to the Participant’s Account in the manner designated by the Committee. The Committee shall develop such procedures as it, in its discretion, deems advisable with respect to the selection of notional investments by Participants and the reflection of value attributable to such notional investments in their Accounts, including, without limitation, procedures which restrict a Participant’s ability to notionally invest in certain Investment Options.

(b)    A Participant’s Account shall be credited with earnings and losses pursuant to Section 6.2(a) as of each Valuation Date, subject to the following rules:

(i) Payments due on January 31st of a calendar year shall be determined as of such date or the immediately preceding Valuation Date if such January 31 is not a business day; and

(ii) If payments are due on the first business day of a calendar month, such payments shall be determined on the last Valuation Date of the immediately preceding calendar month.
(c) No provision of this Plan shall require the Company or the Employer to actually invest any amounts in any fund or in any other investment vehicle.

6.3    Account Statements. Each Participant will be given, at least annually, a statement showing (i) the amount of all Excess Salary Reduction Contributions for the calendar year, (ii) the amount of Employer Match, if any, made with respect to his or her Excess Salary Reduction Contributions for such calendar year, and (iii) the balance of the Participant’s Account after crediting earnings and losses thereon.

Section 7. Payment.

7.1    Payment Election.

(a)    In the case of a CBS Transferred Participant, any payment election(s) previously made by the Participant under the CBS Plans shall be given full effect under the terms of the Plan. Similarly, if a Participant has made a payment election (or been deemed to have made a payment election) under any other account balance plan that is required to be aggregated with the Plan under Code Section 409A, such payment election(s) shall be given full effect under the terms of the Plan.

(b)    An Eligible Employee who has not elected or been deemed to have elected a payment election under the CBS Plans or under any other account balance plan that is required to be aggregated with this Plan under Code Section 409A shall, when he or she first becomes eligible to participate in the Plan, elect a Payment Option on a written or electronic form acceptable to the Committee (a “Payment Election”) at the same time that the Eligible Employee files his or her initial Deferral Election to commence participation in the Plan pursuant to Section 3.2, and in any event not later than his or her initial Election Filing Date. Such Payment Election shall be effective as of such initial Election Filing Date and shall be irrevocable. Prior to January 1, 2026, a Payment Option elected pursuant to this Section 7.1(b) shall apply to all amounts credited to the Participant’s Account. Effective as of January 1, 2026, a Participant will not be able to make an election pursuant to Section 7.1(c).

(c)    (i) Prior to January 1, 2026, a Participant may elect to receive his or her entire Account or either Sub-Account under either of the following Payment Options: (A) a single lump sum; or (B) annual payments over a period of two, three, four or five years (“Annual Payments”). Effective as of January 1, 2026, a Participant will no longer have an option to elect Annual payments but instead will receive a single lump sum. If a Participant elects to receive Annual Payments over a period of two or more years, such Annual Payments shall be made in substantially equal annual payments. However, if a CBS Transferred Participant elected Annual Payments with specific percentages designated for each distribution year (in whole multiples of 10%) in accordance with the terms of the CBS Plans, his or her Account (or portion thereof) will be distributed accordingly; provided, that in the case of such Participant’s Grandfathered Deferrals, the Participant does not later change his or her Payment Election to the extent permitted hereunder.

    (ii)     Prior to January 1, 2026, if a Participant makes a Payment Election to receive Annual Payments, (A) the first payment from his or her Grandfathered Deferrals Sub-Account shall be made on January 31st of the calendar year immediately following the calendar year in which the Participant experiences a Separation from Service, and/or (B) the first payment from his or her Post-2004 Deferrals Sub-Account shall be made on the later of (x) January 31st of the calendar year immediately following the calendar year in which the Participant experiences a Separation from Service or (y) the first business day of the seventh calendar month following the calendar month in which the Participant experiences a Separation from Service. Subsequent Annual Payments from either Sub-Account shall be made on each applicable January 31st thereafter.

(iii)     Prior to January 1, 2026, if a Participant makes a Payment Election to receive payments in a single lump sum (or, after January 1, 2026, a Participant will not be entitled to make a Payment Election and is required to receive payment in a single lump sum), (A) payment from his or her Grandfathered Deferrals Sub-Account shall be made on January 31st of the calendar year immediately following the calendar year in which the Participant experiences a Separation from Service, and/or (B) payment from his or her Post-2004 Deferrals Sub-Account shall be made on the later of (x) January 31st of the calendar year immediately following the calendar year in which the Participant experiences a Separation from Service or (y) the first business day of the seventh calendar month following the calendar month in which the Participant experiences a Separation from Service. Alternatively, prior to January 1, 2026, a Participant may elect for the single lump sum to be paid on January 31st of the second, third, fourth, or fifth calendar year following the end of the calendar year in which the Participant experiences a Separation from Service. On and after January 1, 2026, a Participant will not have the ability to make the election described in the immediately preceding sentence.

(iv) If a Participant does not make a Payment Election in accordance with the terms of the Plan (or, if applicable, the Participant has not made a Payment Election under the terms of the CBS Plans or under any other account balance plan that is required to be aggregated with the Plan under Code Section 409A), such Participant shall be deemed to have made a Payment Election to receive his or her entire Account in a single lump sum payable in accordance with the first sentence of Section 7.1(c)(iii).

(v)      Solely with respect to his or her Grandfathered Deferrals Sub-Account, a Participant may change his or her Payment Election no more than three times over the course of his or her employment with the Employer, which, for purposes of determining the number of election changes available to Participants on and after January 1, 2014 under this Section 7.1(c)(v), includes employment with CBS and its Subsidiaries. A Participant may change an existing Payment Election with respect to his or her Grandfathered Deferrals Sub-Account only one time in any calendar year. Any change of a Participant’s existing Payment Election with respect to his or her Grandfathered Deferrals Sub-Account made less than six months prior to the Participant’s Separation from Service for any reason shall be null and void, and the Participant’s last valid Payment Election shall remain in effect (including any deemed Payment Election pursuant to Section 7.1(c)(iv)).

7.2    Payment on Account of Separation from Service. If a Participant experiences a Separation from Service prior to his or her death, the Participant shall commence receiving payments from his or her Account in accordance with the Payment Election(s), if applicable, in effect with respect to the Participant.

7.3    Payment on Account of Participant’s Death. If a Participant dies prior to his or her Separation from Service or after his or her Separation from Service but prior to the distribution of his or her entire Account, the Participant’s Grandfathered Deferrals Sub-Account determined as of the date of his or her death will be paid in accordance with the Participant’s Payment Election, if applicable, on file with respect to such Sub-Account, and the Participant’s Post-2004 Deferrals Sub-Account determined as of the date of his or her death shall be paid to the Participant’s beneficiary in a single lump sum payment within 90 days of the Participant’s death.

Section 8. Unforeseeable Emergency Distributions and Deferral Revocations.

A Participant may request the Committee to accelerate distribution of all or any part of the value of his or her Account solely for the purpose of alleviating an Unforeseeable Emergency. Payments of amounts as a result of an Unforeseeable Emergency may not exceed the amount necessary to satisfy such Unforeseeable Emergency, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, and after taking into account any additional compensation that is available to the Participant upon cancellation of the Participant’s Excess Salary Reduction Contributions. The Committee may request that the Participant provide certifications and other evidence of qualification for such Unforeseeable Emergency distribution as it determines appropriate. The decision of the Committee with respect to the grant or denial of all or any part of such request shall be in the sole discretion of the Committee, even if the Participant demonstrates that an Unforeseeable Emergency exists, and shall be final and binding and not subject to review. If a Participant receives a distribution upon an Unforeseeable Emergency pursuant to this Section 8 or a hardship withdrawal under the 401(k) Plan, the Participant’s Deferral Election will be canceled in its entirety for the remainder of the calendar year in which such Unforeseeable Emergency distribution is made under the Plan and under any other account balance plan that is required to be aggregated with the Plan under Code Section 409A.

Section 9. Beneficiary Designation.

A Participant’s beneficiary designation for the Plan will automatically be the same as the Participant’s beneficiary designation recognized under the 401(k) Plan, unless a separate written or electronic designation of beneficiary form for the Plan has been properly filed with the Committee in a form acceptable to the Committee. In the absence of such a designation and at any other time when there is no existing beneficiary designated hereunder, the beneficiary of the Participant for payment of his or her Account hereunder shall be the estate of the Participant. If two or more persons designated as a Participant’s beneficiary are in existence with respect to his or her Account, the amount of any lump sum payment payable hereunder shall be divided equally among such persons unless the Participant’s beneficiary designation specifically provides for a different allocation.

Section 10. Nature of Interest of Participant.

Participation in the Plan will not create, in favor of any Participant, any right or lien in or against any of the assets of the Company or any Employer, and all amounts of compensation deferred hereunder shall at all times remain an unrestricted asset of the Company or the Employer. A Participant’s rights to benefits payable under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, or encumbrance. All payments hereunder shall be paid in cash from the general funds of the Company or applicable Employer and no special or separate fund shall be established and no other segregation of assets shall be made to assure the payment of benefits hereunder. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between any Employer and a Participant or any other person, and the Company’s and each Employer’s promise to pay benefits hereunder shall at all times remain unfunded as to the Participant.

Section 11. Administration.

11.1    Committee. The Plan shall be administered by the Committee. The Committee shall have sole and absolute discretion to interpret, where necessary, the provisions of the Plan (including, without limitation, by supplying omissions from, correcting deficiencies in, or resolving inconsistencies or ambiguities in, the language of the Plan), to determine the rights and status under the Plan of any Participant and other persons, to resolve questions or disputes arising under the Plan and to make any determinations with respect to the benefits hereunder and the persons entitled thereto as may be necessary for the purposes of the Plan.

11.2    Powers of the Committee. In furtherance of, but without limiting Section 11.1, the Committee shall have the following specific authorities, which it shall discharge in its sole and absolute discretion in accordance with the terms of the Plan (as interpreted, to the extent necessary, by the Committee):

(i)    to determine who are Eligible Employees for purposes of participation in the Plan;

(ii)    to interpret the terms and provisions of the Plan and to determine any and all questions arising under the Plan, including without limitation, the right to remedy possible ambiguities, inconsistencies, or omissions by a general rule or particular decision;

(iii)    to adopt rules consistent with the Plan;

(iv)    to approve certain amendments to the Plan;

(v)    to determine the amounts payable to any person under the Plan;

and

(vi)    to conduct the claims procedure specified in Section 11.3.

11.3    Claims Procedure.

(a)    Initial Claim. The Committee will make all determinations as to the right of any persons to benefits under the Plan in accordance with the governing Plan documents. Any denial by the Committee of a claim for benefits under the Plan by a Participant will be stated in writing by the Committee and delivered or mailed to the Participant within a reasonable period of time, but not later than 90 days after receipt of the claim by the Plan, unless the Committee determines that special circumstances require an extension of time for processing the claim. Written notice of the extension shall be furnished to the Participant prior to the termination of the initial 90-day period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render the benefit determination, which cannot exceed a period of 90 days from the end of the initial period.

(b)    Manner and Content of Notification of Benefit Determination. The Committee shall provide a Participant with written notification (which may be delivered electronically) of any adverse benefit determination. The notification shall set forth in a manner calculated to be understood by the Participant:

(i)    The specific reason or reasons for the adverse determination;

(ii)    Reference to the specific Plan provisions on which the determination is based;

(iii)    A description of any additional material or information necessary for the Participant to perfect the claim and an explanation of why such material or information is necessary; and

(iv)    A description of the Plan’s review procedures and the time limits applicable to such procedures, including a statement of the Participant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review.

(c)    Review of Benefit Determination. The Committee will provide to any Participant whose claim for benefits has been denied an opportunity for a full and fair review of the denial. As part of the review, the Committee will:

(i)    Provide a Participant at least 60 days (180 days for a claim regarding Disability) following the receipt of a notification of an adverse benefit determination within which to appeal the determination;

(ii)    Provide a Participant the opportunity to submit written comments, documents, records, and other information relating to the claim for benefits;

(iii)    Provide that a Participant shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Participant’s claim for benefits; and

(iv)    Provide for a review that takes into account all comments, documents, records, and other information submitted by the Participant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

(d)    Notification of Determination on Review. The Committee shall provide a Participant with written notification (which may be delivered electronically) of the Plan’s benefits determination on review within a reasonable period of time, but not later than 60 days after receipt of the claim by the Plan, unless the Committee determines that special circumstances require an extension of time for processing the claim. Written notice of the extension will be furnished to a Participant prior to the termination of the initial 60-day period. The extension notice will indicate the special circumstances requiring an extension of time and the date by which the Plan expects to render the benefit determination on review, which cannot exceed a period of 60 days from the end of the initial period. In the case of an adverse benefit determination, the notification shall set forth, in a manner calculated to be understood by the Participant:

(i)    The specific reason or reasons for the adverse determination;

(ii)    Reference to the specific Plan provisions on which the benefit determination is based;

(iii)    A statement that the Participant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Participant’s claim for benefits; and

(iv)    A statement describing any voluntary appeal procedures offered by the Plan and the Participant’s right to obtain the information about such procedures and a statement of the Participant’s right to bring an action under Section 502(a) of ERISA.

(e)    Exhaustion of Remedies. No legal action for benefits under the Plan may be brought unless and until the following steps have occurred: (i) the Participant has submitted a written application for benefits in accordance with Section 11.3(a); (ii) the Participant has been notified that the claim has been denied, as provided by Section 11.3(b); (iii) the Participant has filed a written request appealing the denial in accordance with Section 11.3(c); and (iv) the claimant has been notified in writing that the Committee has denied the claimant’s appeal in accordance with Section 11.3(d), or the Committee has failed to act on the appeal within the time prescribed by Section 11.3(d).

(f)    Legal Action for Benefits. No legal action for benefits under the Plan may be brought more than one year after the time described in Section 11.3(d) above.

11.4    Finality of Committee Determinations and Delegation.    Determinations by the Committee and any interpretation, rule, or decision adopted by the Committee under the Plan or in carrying out or administering the Plan shall be final and binding for all purposes and upon all interested persons, their heirs, and personal representatives. The Committee may delegate to any person any one or more of its powers, functions, duties or responsibilities with respect to the Plan, including, without limitation, duties with respect to the processing, review, investigation, approval and payment of Accounts.
11.5    Rules and Regulations Established by Committee. The Committee may promulgate any rules and regulations it deems necessary in order to carry out the purposes of the Plan or to interpret the terms and conditions of the Plan; provided, however, that no rule, regulation or interpretation shall be contrary to the provisions of the Plan. The rules, regulations and interpretations made by the Committee shall, subject only to the claims procedure outlined in Section 11.3, be final and binding on any employee, former employee, or other individual making a claim for Plan benefits.
11.6    Indemnification of Committee. The Company agrees to indemnify and to defend to the fullest extent permitted by law the members of the Committee and any director, officer or employee acting on behalf of the Committee pursuant to delegated authority against all liabilities, damages, costs and expenses (including attorney’s fees and amounts paid in settlement of any claims approved by the Company) occasioned by any act of omission to act in connection with the Plan, if such act of omission is or was in good faith. This Section 11.6 shall comply with Code Section 409A with regard to the requirements for reimbursements, to the extent applicable, for the period that such individual’s indemnification right hereunder shall exist.

Section 12. No Employment Rights.

No provisions of the Plan or any action taken by the Company, any Employer, the Board, or the Committee shall give any person any right to be retained in the employ of the Company or any Employer, and the right and power of the Company or any Employer to dismiss or discharge any Participant is specifically reserved.

Section 13. Amendment, Suspension, and Termination.

The Committee shall have the right to amend the Plan at any time, unless provided otherwise in the Company’s governing documents. The Board shall have the right to suspend or terminate the Plan at any time. No amendment, suspension or termination shall, without the consent of a Participant, adversely affect such Participant’s rights in his or her Account; provided, however, that the consent requirement of Participants to certain actions shall not apply to any amendment or termination that is deemed necessary by the Company to avoid the imposition on any person of additional taxes, penalties or interest under Code Section 409A or (b) pursuant to Treasury Regulation 1, 409A-3(j)(4)(ix)(B). In the event the Plan is terminated, the Committee may continue to administer the Plan in accordance with the relevant provisions thereof or shall have the right to change the time and form of distribution of Participants’ Accounts, including requiring that the Accounts be immediately distributed in the form of a lump sum payment; provided, however, that no such change in the time or form of payment shall cause the Plan to fail to comply with the requirements of Code Section 409A.

Section 14. Transfer of Liabilities

14.1    General. In the event of a corporate transaction involving a Participant’s Employer, the liabilities with respect to the Participant’s Account may be transferred to the entity or organization that becomes the Participant’s employer following the corporate transaction to the extent that such transfer (a) is permitted by applicable law, (b) with respect to the Post-2004 Deferrals, is consistent with Code section 409A, and (c) with respect to Grandfathered Deferrals, does not represent a material enhancement of the Participant’s benefits or rights available under the Plan on October 3, 2004. For these purposes, a corporate transaction shall include, without limitation, a merger, consolidation, separation, reorganization, liquidation, split-up, split-off or spin-off.

Section 15. Miscellaneous.

15.1    Severability. If a provision of the Plan shall be held invalid, the invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the invalid provision had not been included in the Plan.

15.2    Governing Law. The provisions of the Plan shall be governed by and construed in accordance with the laws of the State of New York, to the extent not preempted by the laws of the United States.

15.3    Code Section 409A. To the extent applicable, it is intended that the Plan comply with the provisions of Code Section 409A. References to Code Section 409A shall include any proposed, temporary or final regulation, or any other guidance, promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service. This Plan shall be administered and interpreted in a manner consistent with this intent. If any provision of the Plan is susceptible of two interpretations, one of which results in the compliance of the Plan with Code Section 409A and the applicable Treasury Regulations, and one of which does not, then the provision shall be given the interpretation that results in compliance with Code Section 409A and the applicable Treasury Regulations. Notwithstanding the foregoing or any other provision of the

Plan to the contrary, neither the Company nor any of its Subsidiaries or affiliates shall be deemed to guarantee any particular tax result for any Participant, spouse, or beneficiary with respect to any payments provided hereunder.

15.4    No Interest or Earnings. No interest or earnings of any type shall accrue, be credited or be payable on any amounts that are credited to a Participant’s Account under this Plan other than as specified in Section 6.2.

15.5    Facility of Payment. When a Participant entitled to benefits under the Plan is under a legal disability, or, in the Committee’s opinion, is in any way incapacitated so as to be unable to manage their financial affairs, the Committee may direct that the benefits to which such Participant otherwise would be entitled shall be made to such Participant’s legal representative, or to such other person or persons as the Committee may direct the application of the benefits for the benefit of such Participant. Any payment made in accordance with such provisions of this Section 15.5 shall be a full and complete discharge of any liability for such payment.

15.6    Statutory References. All references to the Code and ERISA include reference to any comparable or succeeding provisions of any legislation, which amends, supplements or replaces such section or subsection.

15.7    Headings. Section headings and titles are for reference only. In the event of a conflict between a title and the content of a section, the content of the section shall control.